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                                                                     EXHIBIT 4.2



              AMENDMENT TO THE BYLAWS OF VERSO TECHNOLOGIES, INC.

                      ADOPTED BY UNANIMOUS WRITTEN CONSENT
                           OF THE BOARD OF DIRECTORS
                               NOVEMBER 16, 2001


         Article IV, Section 3 of the Bylaws of Verso Technologies, Inc. is hereby amended and restated in its entirety as follows:

                  SECTION 3. TERM OF OFFICE. Each Director shall hold office until the next regular meeting of the shareholders and until a successor is elected and has qualified, or until the earlier death, resignation, removal or disqualification of the Director. Notwithstanding the foregoing, until and continuing through the 2004 annual meeting of shareholders of the corporation, any vacancy on the Board of Directors arising as a result of the death, resignation or removal of a Telemate Director (hereinafter defined) and any nominee selected to fill a Director position occupied by a Telemate Director shall be nominated on behalf of the Board of Directors, filled or selected by a majority vote of the remaining Telemate Directors and approved by the Board of Directors of the corporation, which approval shall not be unreasonably withheld. For purposes of this Section 3, a "Telemate Director" shall mean a Director who was added to the Board of Directors of the corporation pursuant to Section
                  6.12 of that certain Agreement and Plan of Merger dated May 4, 2001, as amended by the First Amendment thereto dated June 1, 2001, by and among the corporation, Telemate.Net Software, Inc., and Titan Acquiring Sub, Inc., a wholly-owned subsidiary of the corporation.